# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Endava PLC, CIK 0001656081
CUSIP: 29260V105
Title of class of securities: Endava American Depository Shares Representing 1 Class A Ord Shs
Address of issuer's principal executive offices: 125 Old Broad Street, London, United Kingdom (X0), EC2N 1AR
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001620275

## Reporting persons
- Paradice Investment Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 201,315; sole dispositive power 0; shared dispositive power 3,029,847; aggregate amount beneficially owned 3,029,847 (7.43% of the class)
- Paradice Investment Management Pty Ltd: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Australia (C3); sole voting power 0; shared voting power 201,315; sole dispositive power 0; shared dispositive power 3,029,847; aggregate amount beneficially owned 3,029,847 (7.43% of the class)

## Item 1. Issuer
Name of issuer: Endava PLC
Address of issuer's principal executive offices: 125 Old Broad Street, London EC2N 1AR

## Item 2. Person Filing
Name of person filing:
Paradice Investment Management LLC

Paradice Investment Management Pty Ltd
Address of principal business office or, if none, residence:
Paradice Investment Management LLC

Level 27
Chifley Tower
2 Chifley Square
Sydney NSW 2000
Australia

Paradice Investment Management Pty Ltd

Level 27
Chifley Tower
2 Chifley Square
Sydney NSW 2000
Australia
Citizenship:
Paradice Investment Management LLC - Delaware

Paradice Investment Management Pty Ltd - Australia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 3,029,847
Percent of class: 7.43%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 201,315
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,029,847

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned hereby agree that the Statement on this Schedule 13G with respect to the American Depository Shares of Endava PLC is filed, and all amendments thereto will be filed, on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13G. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 17th day of February 2026.

Paradice Investment Management LLC

By: Aoife Kemp
Name: Aoife Kemp
Title: Chief Compliance Officer

Paradice Investment Management Pty Ltd

By: Peter Manley
Name:Peter Manley
Title: Chief Operating Officer

## Signatures
- Paradice Investment Management LLC: Aoife Kemp, Aoife Kemp/Chief Compliance Officer (01/14/2026)
- Paradice Investment Management Pty Ltd: Peter Manley, Peter Manley/Chief Operating Officer (01/14/2026)